November 24, 2020

Via E-mail

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001


       Re:     Apartment Investment & Management Company
               Definitive Solicitation Statement on Schedule 14A
               Filed October 22, 2020 by Apartment Investment & Management
Company
               File No. 001-13232

Dear Mr. Coco:

       We have reviewed the above-captioned filing and have the following comment.

DEFC14A Filed October 22, 2020

1. We note disclosure in your definitive revocation solicitation statement that
the Company   s
   Secretary    shall    call a special meeting of stockholders if stockholders
entitled to cast at least
   25% of all the votes entitled to be cast deliver such request in writing. Given the acknowledgment in your Form 8-K filed November 19, 2020 that Land & Buildings has delivered a sufficient number of consents to call a special meeting under
the Company   s
   bylaws, please advise us of your intentions for calling the special meeting and of when you expect to notify shareholders. If you do not intend to hold the special meeting prior to the consummation of the planned reverse spin-off, provide us with your analysis as to (i) how such a decision comports with the disclosure from your definitive revocation solicitation statement, and (ii) whether that process would conflict with applicable state law or the
   Company   s charter and bylaws.



                                                *   *   *
 Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
November 24, 2020
Page 2

       Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                         Sincerely,

                                                         /s/ Joshua Shainess

                                                         Joshua Shainess
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions